Exhibit 99.1

NR: 22-04 | February 16, 2022

Skeena Welcomes Randy Reichert as President

Vancouver, BC (February 16, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the appointment of Randy Reichert as President of the Company, effective April 2022. Mr. Reichert will report to Skeena’s CEO, Walter Coles, and will be responsible for all technical aspects of the Company’s operations including geology, engineering, sustainability and permitting.

Walter Coles, CEO, commented, “We are excited to welcome Randy to the senior management team of Skeena. As the Company transitions toward construction, we will continue to add engineering and operational expertise to the team. Randy brings a wealth of experience in getting mines built on time and on budget. In parallel, I will remain focused on Skeena’s strategy and corporate finances.”

Mr. Reichert, who is currently a Skeena board member, has over 30 years’ experience in the mining industry. He will be moving from his current role as Vice President, Operations with B2Gold Corp. where he oversees their three international gold operations. Prior to this, Mr. Reichert was General Manager at the Fekola Mine in Mali where he was part of the development team and led the transition from development into operations.

Mr. Reichert has been working internationally in mining for the past 20 years starting with Bema Gold, followed by Oriel Resources and other junior companies in executive roles where he was responsible for various development projects in Russia, Brazil, Kazakhstan and Nevada. He was General Manager during the development of the Kupol Mine in Russia with Bema Gold and subsequently Kinross. Mr. Reichert started his career with Cominco in Canada working at various operations including the Snip Mine in BC’s Golden Triangle. Mr. Reichert’s experience includes consulting on due diligence for mine financings for Canadian financial groups. Mr. Reichert has a BASc in Mining and Mineral Processing, an MScEng in Rock Mechanics, a Graduate Diploma in Business Administration and is a registered Professional Engineer.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study in 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the PFS, completion of a feasibility study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Company’s Annual Information Form (“AIF”) dated March 25, 2021. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s 2020 MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.